Exhibit 4.17
Private & confidential

Dated: 23rd December, 2015

ALPHA BANK A.E.
(as Lender)

-and-

LEADER SHIPPING CO.

FIRST SUPPLEMENTAL AGREEMENT
in relation to a Loan Agreement dated
6th March, 2015
for a loan facility of (initially) US$8,750,000

Theo V. Sioufas & Co.
Law Offices
Piraeus

TABLE OF CONTENTS

HEADINGS

THIS AGREEMENT (hereinafter called "this Agreement") is made this 23rd day of December, 2015
BETWEEN
(1)	ALPHA BANK A.E., a banking société anonyme incorporated in and pursuant to the laws of the Hellenic Republic with its head office at 40 Stadiou Street, Athens GR 102 52, Greece, acting, except as otherwise herein provided through its office at 93 Akti Miaouli, Piraeus, Greece (the "Lender", which expression shall include its successors and assigns);
(2)	LEADER SHIPPING CO., a company duly incorporated and validly existing under the laws of the Republic of the Marshall Islands having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960 (hereinafter called the "Borrower", which expression shall include its successors)
IS SUPPLEMENTAL to a loan agreement dated 6th March, 2015 made between (i) the Lender as lender, and (ii) the Borrower, as borrower, (the said loan agreement is hereinafter called the "Principal Agreement"), on the terms and conditions of which the Lender agreed to advance and has advanced to the Borrower a loan of up to United States Dollars Eight million seven hundred fifty thousand Dollars ($8,750,000) (the "Commitment"), for the purposes therein specified (the Principal Agreement as hereby amended and/or supplemented and as the same may hereinafter be amended and/or supplemented called the "Loan Agreement").
WHEREAS:
(A)	the Borrower hereby acknowledges and confirms that (a) the Lender has advanced to the Borrower, the full amount of the Commitment in the principal amount of United States Dollars Eight million seven hundred fifty thousand Dollars ($8,750,000) and (b) as the date hereof the principal amount of United States Dollars Eight million one hundred fifty thousand Dollars (US$8,150,000) in respect of the Loan remains outstanding; and
(B)	the Borrower has requested the Lender to grant its consent to (inter alia) the amendment of the liquidity covenant, the corporate leverage covenant and the EBIDTA covenant, provided in Clause 8 of the Principal Agreement and the Lender has agreed thereto conditionally upon terms that the Principal Agreement shall be amended in the manner hereinafter set out in Clause 5 of this Agreement.

NOWTHEREFORE IT IS HEREBY AGREED AS FOLLOWS:
1.	Definitions
1.1	Words and expressions defined in the Principal Agreement and not otherwise defined herein (including the Recitals hereto) shall have the same meanings when used in this Agreement.
1.2	In addition, in this Agreement the words and expressions specified below shall have the meanings attributed to them below:
"Effective Date" means the date hereof or such earlier or later date as the Lender may agree in writing upon which all the conditions contained in Clause 5 shall have been satisfied and this Agreement shall become effective; and
"Loan Agreement" means the Principal Agreement as hereby amended and as the same may from time to time be further amended and/or supplemented.
1.3	(a) Where the context so admits words importing the singular number only shall include the plural and vice versa and words importing persons shall include firms and corporations, (b) clause headings are inserted for convenience of reference only and shall be ignored in construing this Agreement, (c) references to Clauses are to clauses of this Agreement save as may be otherwise expressly provided in this Agreement and (d) all capitalised terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Loan Agreement.
2.	Representations and warranties
2.1	The Borrower hereby represents and warrants to the Lender as at the date hereof that the representations and warranties set forth in the Principal Agreement and the Security Documents (updated mutatis mutandis to the date of this Agreement) are (and will be on the Effective Date) true and correct as if all references therein to "this Agreement" were references to the Principal Agreement as amended and supplemented by this Agreement.
2.2	In addition to the above, the Borrower hereby represents and warrants to the Lender as at the date of this Agreement that:
a.	the Borrower is duly formed, is validly existing and in good standing under the laws of the place of its incorporation has full power to carry on its business as it is now being conducted and to enter into and perform its obligations under the Principal Agreement and this Agreement and has complied with all statutory and other requirements relative to its business;
b.	all necessary licences, consents and authorities, governmental or otherwise under this Agreement and the Principal Agreement have been obtained and, as of the date of this Agreement, no further consents or authorities are necessary for the Borrower to enter into this Agreement or otherwise perform its obligations hereunder;
c.	this Agreement constitutes the legal, valid and binding obligations of the Security Parties thereto enforceable in accordance with its terms;
d.	the execution and delivery of, and the performance of the provisions of this Agreement does not, and will not contravene any applicable law or regulation existing at the date hereof or any contractual restriction binding on any of the Security Parties or its respective constitutional documents;
e.	no action, suit or proceeding is pending or threatened against the Borrower and any other Security Party or their respective assets before any court, board of arbitration or administrative agency which could or might result in any material adverse change in the business or condition (financial or otherwise) of the Borrower or such other Security Party; and
f.	neither the Borrower nor any other Security Party is and at the Effective Date will be in default under any agreement by which it/he is or will be at the Effective Date bound or in respect of any financial commitment, or obligation.
2.3	The representations and warranties of the Borrower in this Agreement shall survive the execution of this Agreement and shall be deemed to be repeated at the commencement of each Interest Period.
3.	Agreement of the Lender
The Lender, relying upon each of the representations and warranties set out in Clause 2 hereby agrees with the Borrower, subject to and upon the terms and conditions of this Agreement and in particular, but without lin1itation, subject to the fulfilment of the conditions precedent set out in Clause 4 to consent to the rescheduling of the Loan and that the Principal Agreement be amended in the manner more particularly set out in Clause 5.
4.	Conditions
4.1	The agreement of the Lender contained in Clause 3 shall be expressly subject to the fulfilment of the conditions set out in this Clause 4 and further subject to the condition that the Lender shall have received on or before the Effective Date in form and substance satisfactory to the Lender and its legal advisers:
a.	a certificate of good standing or equivalent document issued by the competent authorities of the place of its incorporation in respect of the Borrower and the Guarantor;

b.	all documents evidencing any other necessary action or approvals or consents with respect to this Agreement, including, but not limited to, certified and duly legalised Refresh Certificates of Incumbency issued by any of the Directors of each of the Borrower and the Guarantor evidencing approval of this Agreement and authorising appropriate officers or attorneys to execute the same and to sign all notices required to be given under this Agreement on its behalf or other evidence of such approvals and authorisations as shall be acceptable to the Lender
c.	all documents evidencing any other necessary action or approvals or consents with respect to this Agreement; and
d.	such favourable legal opinions from lawyers acceptable to the Lender and its legal advisors as the Lender shall require.
5.	Variations to the Principal Agreement
5.1	In consideration of the agreement of the Lender contained in Clause 3, the Borrower hereby agrees with the Lender that (subject to the satisfaction of the conditions precedent contained in Clause 4), the provisions of the Principal Agreement shall be varied and/or amended and/or supplemented as follows:
a.	with effect as from the Effective Date, the following new definitions shall be added to Clause 1.2 (Definitions) of the Principal Agreement reading as follows:
"Financial First Semester Day" means, 30 June in any year;
"Financial Second Semester Day" means, 31 December in any year;
"Financial Semester Day" means each of the Financial First Semester Day and the Financial Second Semester Day on which the Corporate Leverage Ratio of' the Guarantor and the consolidated interest cover ratio for the Accounting Period (EBITDA to Net Interest Expense) shall be tested as provided in this Clause 8.6 (together, the "Financial Semester Days");
"First Supplemental Agreement" means the First Supplemental Agreement dated 23rd December, 2015 supplemental to this Agreement to be executed and made between (inter alia) the Borrower and the Lender whereby this Agreement shall be amended as therein provided.";
b.	with effect as from the Effective Date, the following definitions shall be deleted and replaced to read as follows:
""Group" means the Guarantor and its consolidated Subsidiaries (whether direct or indirect and including, but not limited to, the Borrower) from time to time during the Security Period and "member of the Group" shall be construed accordingly;

"Guarantor's Debt Service" means in relation to any period means the liability of the Guarantor and its Subsidiaries for principal and interest payable in respect of any moneys borrowed or raised by the Guarantor and/or its Subsidiaries to pay during such period, excluding any shareholder loan;
c.	with effect as from the Effective Date, paragraph (d) of Clause 8.6 (Additional Financial Covenants Compliance Certificate) of the Principal Agreement shall be deleted and shall be replaced by the following:
"(d)	Compliance Certificate: ensure that, starting from the 30th June, 2018 and for the remainder of the Security Period, at the end of each semester to be delivered to the Lender a Compliance Certificate in the form provided in Schedule 3 of this Agreement, duly completed and supported by calculations setting out in reasonable detail the materials underling the statements made in such Compliance Certificate to be delivered to the Lender; such Compliance Certificate to be provided as follows: i) with respect to each Financial Year as soon as practicable but not later titan 120 days after the end of the financial period to which it relates and (ii) with respect to each semester ending June of each Financial Year as soon as practicable but not later than 90 days after the end of such semester, and provided that the first Compliance Certificate to be delivered by the Borrower to the Lender will be with respect to the six month period ending 30th June 2018"
d.	with effect as from the Effective Date, paragraph (g) of Clause 8.1 (General) of the Principal Agreement shall be deleted and replaced to read as follows:
"(g)	Financial Information: provide the Lender from time to time as the Lender may reasonably request with information on the financial conditions and operations of the Borrower and the Guarantor, as such information may be reasonably requested by the Lender and such information to be certified by an authorized signatory of the Borrower as to tl1eir correctness;"
e.	with effect as from the Effective Date, paragraph (g) of Clause 8.6 (Additional Financial Covenants Compliance Certificate) of the Principal Agreement shall be deleted and shall be replaced by the following:
"(g)	Compliance: The compliance of the Guarantor with the undertakings set out in Clause 8.6 shall be determined by the Lender in accordance with the Applicable Accounting Principles (and such determination shall, in the absence of manifest error, be conclusive on the Guarantor) on the basis of calculations made by the Lender by reference to the relevant Accounting Information delivered to the Lender pursuant to Clause B.1(e)."
f.	with effect as from the Effective Date, the definitions "Interest Expense" and "EBITDA" as stipulated in Clause 8.6 (Additional Covenants ‑ Compliance Certificate) of the Principal Agreement shall deleted and replaced to read as follows:

""Net Interest Expense" in respect of an Accounting Period and a consolidated basis of the Guarantor means payments of interest made or due less any interest income earned or accrued pursuant to this Agreement in the previous period of six (6) or, as the case may be, twelve (12) months;
"EBITDA" in respect of an Accounting Period and on a consolidated basis of the Guarantor means the Earnings before interest, expenses and other financial charges, taxes, depreciation and amortization and non-recurring losses and gains in the previous period of six (6) months or, as the case may be, twelve (12) months;"
g.	with effect as from the Effective Date, paragraph (j) (Liquidity) of Clause 8.1 of the Principal Agreement shall be deleted and shall be replaced by the following:
"(j)	Liquidity: ensure that throughout the Security Period the Borrower shall maintain minimum free liquidity in free deposits with tile Lender in an amount equal to at the time Borrower's Debt Service for the next semester;"
h.	with effect as from the Effective Date, paragraphs (a) (Liquidity), (b) (Leverage) and (c) (EBIDTA) of Clause 8.6 of the Principal Agreement and shall be deleted and shall be replaced by the following:
"(a)	Liquidity: the Guarantor shall maintain minimum free liquidity in an amount equal to $500,000 per Fleet Vessel to be fully accumulated within a period of eighteen (18) months from 10 November, 2015 in free deposits;
(b)	Leverage: the Corporate Leverage Ratio of the Guarantor will not be, at the end of any Accounting Period or at any other time, higher than 0.75:1.0, the compliance with such obligation to be tested on each Financial Semester Day starting from the 30th June, 2018;
(c)	EBITDA: the consolidated interest cover ratio for the Accounting Period (EBITDA to Net Interest Expense) shall not be lower than 2:1, the compliance with such obligation to be tested on each Financial Semester Day starting from the 30th June, 2018;"
i.	with effect as from the Effective Date, Schedule 3 of the Principal Agreement shall be deleted and replaced to read as follows:
"Schedule 3
Form of Compliance Certificate
(referred to in Clause 8.6(d))

To:	ALPHA BANK A.E.
93 Akti Miaouli,
Piraeus, Greece
(the "Lender")

From:	LEADER SHIPPING CO.,

of the Marshall Islands
(the "Borrower")

Dated: [•], 20[•]

RE:            Loan Agreement dated [•] March, 2015 made between (1) the Borrower at1d (2) the Lender, in respect of al an facility of up to US$8,750,000 (the "Loan Agreement").
Terms defined in the Loan Agreement shall have the same meaning when used herein.
I/We [•],[•] and [•] [each] being the Chief Financial Officer of each of the Borrower and SEANERGY MARITIME HOLDINGS CORP., of the Marshall Islands (the "Guarantor"), refer to Clause 8.6(d) of the Loan Agreement and hereby certify that, during the Accounting Period 01. [….].20[….] to 3... [...].20[…] and on the date hereof:
1.	Financial Covenants:
(a)	the Leverage Ratio has not been and at the date hereof is not higher than 0.75:1; and
(b)	the consolidated interest cover ratio (EBITDA to Net Interest Expense) is not lower than 2:1;
(c)	the Borrower maintains with the Lender minimum free liquidity in an amount not less than the Borrower's Debt Service of the next semester as free deposits; and
(d)	the Guarantor shall maintain minimum free liquidity in an amount equal to $500,000 per Fleet Vessel to be fully accumulated within a period of eighteen (18) months from 10 November, 2015 in free deposits.
2.	Default:
[No Default has occurred and is continuing]
or
[The following Default has occurred and in continuing: [provide details of Default]. [The following steps are being taken to remedy it: [provide details of steps being taken to remedy Default]].
We attach hereto the necessary documents supported by calculations setting out in reasonable detail the materials underlying the statements made in this Compliance Certificate.
Signed:-_____________
Name:[ ...............................]
Title: Chief Financial Officer"
5.2	With effect as from the Effective Date the definition "Security Documents" shall be deemed to include the Security Documents as amended and/or supplemented in pursuance to the terms hereof and any document or documents (including if the context requires the Loan Agreement) that may now or hereafter be executed as security for the repayment of the Loan, interest thereon and any other moneys payable by the Borrower under the Principal Agreement and the Security Documents (as herein defined) as well as for the performance by the Borrower and the other Security Parties (as herein defined) of all obligations, covenants and agreements pursuant to the Principal Agreement, this Agreement and/or the Security Documents.
5.3	All references in the Principal Agreement to "this Agreement", "hereunder" and the like and in the Security Documents to the "Loan Agreement" shall be construed as references to the Principal Agreement as amended and/or supplemented by this Agreement.
6.	Continuance of Principal Agreement and the Security Documents
6.1	Save for the alterations to the Principal Agreement, and the Security Documents made or to be made pursuant to this Agreement, and such further modifications (if any) thereto as may be necessary to make the same consistent with the terms of this Agreement, the Principal Agreement shall remain in full force and effect and the security constituted by the Security Documents shall continue to remain valid and enforceable.
7.	Entire agreement and amendment
7.1	The Principal Agreement, the other Security Documents, and this Agreement represent the entire agreement among the parties hereto with respect to the subject matter hereof and supersede any prior expressions of intent or understanding with respect to this transaction and may be amended only by an instrument in writing executed by the parties to be bound or burdened thereby.
7.2	This Agreement is supplementary to and incorporated in the Principal Agreement, all terms and conditions whereof, including, but not limited to, provisions on payments, calculation of interest and Events of Default, shall apply to the performance and interpretation of this Agreement.
8.	Fees and expenses
8.1	The Borrower agrees to pay to the Lender upon demand on a full indemnity basis and from time to time all costs, charges and expenses (including legal fees) incurred by the Lender in connection with the negotiation, preparation, execution and enforcement or attempted enforcement of this Agreement and any document executed pursuant thereto and/or in preserving or protecting or attempting to preserve or protect the security created hereunder and/or under the Security Documents.
8.2	The Borrower covenants and agrees to pay and discharge all stamp duties, registration and recording fees and charges and any other charges whatsoever and wheresoever payable or due in respect of this Agreement and/or any document executed pursuant hereto.

9.	Miscellaneous
9.1	The provisions of Clause 14.1 (Assignment, Participation, Change of Lending Office) and Clause 16.1 (Notices) of the Principal Agreement shall apply to this Agreement as if the same were set out herein in full.
10.	Entire agreement and amendment: effect on Principal Agreement
10.1	Except to the extent that the Principal Agreement is expressly amended or supplemented by this Agreement, all terms and conditions of the Principal Agreement remain in full force and effect. This Agreement is supplementary to and incorporated in the Principal Agreement, all terms and conditions whereof, including, but not limited to, provisions on payments, calculation of interest and Events of Default, shall apply to the performance and interpretation of this Agreement.
10.2	The Principal Agreement, the other Security Documents, and this Agreement represent the entire agreement among the parties hereto with respect to the subject matter hereof and supersede any prior expressions of intent or understanding with respect to this transaction and may be amended only by an instrument in writing executed by the parties to be bound or burdened thereby.
11.	Applicable law and jurisdiction
11.1	This Agreement and any non-contractual obligations arising out of or in relation to it shall be governed by and construed in accordance with English law and the provisions of Clause 17 (Law and Jurisdiction) of the Principal Agreement shall apply mutatis mutandis to this Agreement as if the same were set out herein in full.
11.2	No term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Agreement.
IN WITNESS whereof the parties hereto have caused this Agreement to be duly executed the date first above written.
[INTENTIONALLY LEFT BLANK]

EXECUTION PAGE

SIGNED by		)
Mr. Stamatios Tsantanis		)
for and on behalf of		)
LEADER SHIPPING CO.,		)	/s/ Stamatios Tsantanis
of the Marshall Islands, in the presence of:		)	Attorney-in-fact

Witness:	/s/ Theodora Mitropetrou
Name:	Theodora Mitropetrou
Address:	16 G. Lambraki str.
Glyfada, Greece
Occupation:	Attorney-at-Law

SIGNED by Mr. Konstantinos Sotiriou and		)	/s/ Konstantinos Sotiriou
Mrs.Christina Aroni		)	Authorised Officer
for and on behalf of		)
ALPHA BANK A.E.,		)	/s/ Christina Aroni
in the presence of:		)	Authorised Officer

Witness:	/s/ Christos Magklams
Name:	Christos Magklams
Address:	13 Defteras Merarchias Street
Piraeus, Greece
Occupation:	Attorney-at-Law & Solicitor

ACKNOWLEDGEMENT
We hereby confirm and acknowledge that we have read and understood the terms and conditions of the above First Supplemental Agreement and agree in all respects to the same and hereby confirm that, notwithstanding the variation to the Principal Agreement contained in Clause 5 of the above First Supplemental Agreement, the provisions of our corporate guarantee dated 17th March, 2015 granted by us in favour of the Lender (the "Corporate Guarantee"), shall remain in full force and effect as guarantee of the obligations of the Borrower under the Principal Agreement, as amended by the above First Supplemental Agreement, and the Security Documents and in respect of all sums due to the Lender under the Principal Agreement (as so amended) and we shall remain liable under the Corporate Guarantee for all obligations and liabilities assumed by us thereunder.
Date: 23rd December, 2015

/s/ Stamatios Tsantanis
STAMATIOS TSANTANIS
Attorney-in-fact
for and on behalf of
SEANERGY MARITIME HOLDINGS CORP.,
of the Marshall Islands